                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     Of the SECURITIES EXCHANGE ACT OF 1934


For the month of August, 2000.

     Sideware Systems Inc.

     Suite 102, 930 West First Street, North Vancouver, British Columbia, Canada V7Y 3N4

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

     Form 20-F      X      .                              Form 40-F  _________ .
                ---------

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to RULE 12g3-2(b) under the Securities Exchange Act of 1934.]

     Yes        _________  .                              No        X         .
                                                                ---------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with RULE 12g3-2(b): 82 - _____________________ .

SIDEWARE SYSTEMS INC. HEREBY INCORPORATES THIS FORM 6-K BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS:

1. THE FORM F-3 REGISTRATION STATEMENT OF SIDEWARE SYSTEMS INC. FILED APRIL 18, 2000, UNDER REGISTRATION NO. 333-34984, AND AMENDED JUNE 8, 2000.

2. THE FORM F-3 REGISTRATION STATEMENT OF SIDEWARE SYSTEMS INC. FILED JUNE 8, 2000, UNDER REGISTRATION NO. 333-38876.

                            QUARTERLY REPORT FORM 61

Incorporated as part of:               X                      Schedule A
                          ----------------------------------
                                                              Schedule B & C
                          ----------------------------------

                           (PLACE X IN APPROPRIATE CATEGORY)

ISSUER DETAILS

NAME OF ISSUER:  SIDEWARE SYSTEMS INC.

ISSUER ADDRESS:  102 - 930 WEST FIRST STREET, VANCOUVER, BC,V7P 3N4

ISSUER PHONE NUMBER:  (604) 986-6121

ISSUER FAX NUMBER:  (604) 980-7121

CONTACT PERSON:  GRANT SUTHERLAND

CONTACT POSITION:  CHAIRMAN

CONTACT TELEPHONE NUMBER:  (604) 688-0047

FOR QUARTER ENDED:  JUNE 30, 2000

DATE OF REPORT:  AUGUST 28, 2000

                                   CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

GRANT SUTHERLAND                "GRANT SUTHERLAND"              AUGUST 28, 2000
-------------------------------------------------------------------------------
DIRECTORS NAME                     SIGN (TYPED)                   DATE SIGNED


EDWARD WHITE                       "E.A. WHITE"                 AUGUST 28, 2000
-------------------------------------------------------------------------------
DIRECTORS NAME                     SIGN (TYPED)                   DATE SIGNED

           (SIGNATURES FOR THIS FORM SHOULD BE ENTERED IN TYPED FORM)

                        Consolidated Financial Statements of

                        SIDEWARE  SYSTEMS  INC.

                        (Expressed in Canadian dollars)

                        Six months ended June 30, 2000 and 1999 (Unaudited) Year ended December 31,1999

SIDEWARE SYSTEMS INC.
Consolidated Balance Sheets
(Unaudited)
(Expressed in Canadian dollars)

-------------------------------------------------------------------------------------
                                                             June 30,    December 31,
                                                                 2000            1999
-------------------------------------------------------------------------------------

ASSETS

Current assets:
     Cash and cash equivalents                           $ 23,517,289    $  8,558,482
     Accounts receivable:
         Trade                                                143,178            --
         Other (note 4)                                       272,190         177,955
     Due from officers (note 5(c))                             10,673            --
     Share subscriptions receivable (note 8)                   26,600            --
     Inventory                                                 22,504         106,651
     Prepaid expenses                                         421,537         350,786
     Current portion of long-term receivables (note 6)          9,500          20,266
     --------------------------------------------------------------------------------
                                                           24,423,471       9,214,140

Deposit on lease                                              117,863          29,172

Long-term receivables (note 6)                                163,168         156,822

Deferred charges (note 6)                                     144,194         145,431

Fixed assets (note 7)                                       2,461,477       1,332,939
-------------------------------------------------------------------------------------
                                                         $ 27,310,173    $ 10,878,504
=====================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
     Accounts payable and accrued liabilities            $    938,874    $    583,093
     Due to related parties(note 5(b))                        173,170          56,780
     Due to officers(note 5(c))                                  --           317,000
     Deferred revenue                                         153,141            --
     --------------------------------------------------------------------------------
                                                            1,265,185         956,873

Shareholders' equity:
     Share capital (note 8)                                56,805,642      30,236,799
     Deficit                                              (30,760,654)    (20,315,168)
-------------------------------------------------------------------------------------
                                                           26,044,988       9,921,631

Future operations (note 2)
Litigation (note 10)
Commitments (note 12)
Subsequent event (note 13)
-------------------------------------------------------------------------------------
                                                         $ 27,310,173    $ 10,878,504
=====================================================================================

See accompanying notes to consolidated financial statements.

On behalf of the Board

"GRANT SUTHERLAND"  Director           "E.A. WHITE"  Director
-------------------                    -------------

SIDEWARE SYSTEMS INC.
Consolidated Statements of Operations and Deficit
(Unaudited)
(Expressed in Canadian dollars)

----------------------------------------------------------------------------------------
                                                               SIX MONTHS ENDED JUNE 30,
                                                                    2000            1999
----------------------------------------------------------------------------------------

Revenue:
     Licenses                                                  $   155,707   $      --
     Services                                                       14,839          --
     Hardware and software resales (notes 5(a) and 15)             105,710        36,324
     -----------------------------------------------------------------------------------
                                                                   276,256        36,324
Cost of revenues:
     Licenses                                                          712          --
     Services                                                       11,010          --
     Hardware and software resales (notes 5(a) and 15)             105,710        36,324
     -----------------------------------------------------------------------------------
                                                                   117,432        36,324
----------------------------------------------------------------------------------------

Gross margin                                                       158,824          --

Operating expenses:
     Sales and marketing                                         6,970,195       796,940
     Research and development, net of government
       grants of $3,427 (June 30, 1999 - $nil)                   2,505,915       623,242
     General and administrative (note 15)                        1,663,619       625,741
     -----------------------------------------------------------------------------------
                                                                11,139,729     2,045,923
----------------------------------------------------------------------------------------

Operating loss for the period                                   10,980,905     2,045,923

Interest income                                                    535,419         2,631
----------------------------------------------------------------------------------------

Net loss                                                        10,445,486     2,043,292

Deficit, beginning of period                                    20,315,168    12,322,499
----------------------------------------------------------------------------------------
Deficit, end of period                                         $30,760,654   $14,365,791
========================================================================================
Loss per share information:
   Basic and diluted                                           $      0.18   $      0.07
========================================================================================
Weighted average number of common shares outstanding            57,779,198    30,986,800
========================================================================================



See accompanying notes to consolidated financial statements

SIDEWARE SYSTEMS INC.
Consolidated Statements of Cash Flows
(Unaudited)
(Expressed in Canadian dollars)

-----------------------------------------------------------------------------------
                                                          SIX MONTHS ENDED JUNE 30,
                                                                2000           1999
-----------------------------------------------------------------------------------

Cash provided by (used in):

Operations:
     Net loss                                           $(10,445,486)   $(2,043,292)
     Amortization, an item not involving cash                348,256        134,705
     Changes in non-cash operating working capital:
         Accounts receivable                                (237,413)       177,441
         Due to (from) related parties                       116,390        (51,724)
         Due to (from) officers                             (327,673)          --
         Inventory                                            84,147         12,248
         Prepaid expenses                                    (70,751)      (209,895)
         Accounts payable and accrued liabilities            355,781         83,290
         Deferred revenue                                    153,141           --
     ------------------------------------------------------------------------------
                                                         (10,023,608)    (1,897,227)

Financing:
     Share subscriptions receivable                          (26,600)          --
     Special warrants issued for cash                           --        2,970,840
     Shares issued for cash, net of share issue costs     26,568,843      2,350,388
     ------------------------------------------------------------------------------
                                                          26,542,243      5,321,228

Investments:
     Long-term receivables and deferred charges                5,657           --
     Purchase of fixed assets                             (1,476,794)      (454,155)
     Deposit on lease                                        (88,691)       (17,594)
     ------------------------------------------------------------------------------
                                                          (1,559,828)      (471,749)
-----------------------------------------------------------------------------------

Increase in cash and cash equivalents                     14,958,807      2,952,252

Cash and cash equivalents, beginning of period             8,558,482        317,344
-----------------------------------------------------------------------------------
Cash and cash equivalents, end of period                $ 23,517,289    $ 3,269,596
===================================================================================

Supplemental information:
     Cash paid for interest                             $       --      $      --
     Cash paid for taxes                                $       --      $      --

Non-cash financing activities:
     Shares issued on exercise of special warrants      $       --      $   977,082
===================================================================================

See accompanying notes to consolidated financial statements.

SIDEWARE SYSTEMS INC.

Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in Canadian dollars)

Six months ended June 30, 2000 and 1999 (Unaudited)
Year ended December 31, 1999

--------------------------------------------------------------------------------


1.   GENERAL:

     The Company was incorporated in 1983 under the Company Act (British Columbia). The Company's principal business activity is developing and marketing electronic customer relationship software. As the company commenced its principal business activities in the period ended June 30, 2000, the company is no longer considered to be in the development stage.

2.   FUTURE OPERATIONS:

     The Company has not generated significant revenues from these operations. As at June 30, 2000, the Company has an accumulated deficit of $30,760,654 and incurred a loss of $10,445,486 during the six months ended June 30, 2000. In addition, the Company is the defendant in a number of legal proceedings and claims, for which the maximum potential losses are material (note 10). The Company has filed counterclaims on certain of these claims. These financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern. The Company's continuance as a going concern is dependent upon its ability to obtain adequate equity financing, to reach profitable levels of operation and its success in defending existing legal claims all of which are consistent with management's intentions. There is no certainty that such conditions can be achieved. In the next twelve months, management of the Company intends on applying existing working capital to continue development of its products and to pursue sales and strategic alliance opportunities with respect to such products.

3.   SIGNIFICANT ACCOUNTING POLICIES:

     (a) Basis of presentation:

         These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada which, except as set out in note 14, also comply in all material respects with generally accepted accounting principles in the United States. The consolidated financial statements include the accounts of the company, and its subsidiaries, Sideware International SRL, 3032650 Nova Scotia Company, 9050 Investments Ltd. (inactive), Sideware Corp. (formerly Collaborative Groupware Inc.), Doorchester 52613 Investments Ltd., Evergreen International Technology Inc. (inactive) and 9123 Investments Ltd. (inactive), all of which are wholly-owned. All material intercompany balances and transactions have been eliminated.

     (b) Cash and cash equivalents:

         Cash equivalents are highly liquid financial instruments having terms to maturity at the date of acquisition of not more than three months.

SIDEWARE SYSTEMS INC.

Notes to Consolidated Financial Statements, page 2
(Unaudited)
(Expressed in Canadian dollars)

Six months ended June 30, 2000 and 1999 (Unaudited)
Year ended December 31, 1999

--------------------------------------------------------------------------------


3.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     (c) Share subscriptions receivable:

         Share subscriptions receivable represent amounts receivable on issued common shares.

     (d) Inventory:

         Inventory is valued at the lower of cost and net realizable value with cost being determined on a first-in-first-out basis. Cost is defined as the cost paid to third parties for materials plus other applicable direct costs.

     (e) Fixed assets:

         Fixed assets are carried at cost less accumulated amortization. Amortization is calculated annually as follows:



         ======================================================================
         Asset                                      Basis                 Rate
         ----------------------------------------------------------------------
         Furniture and fixtures         declining-balance                  20%
         Computer equipment             declining-balance                  30%
         Trade show assets              declining balance                  20%
         Computer software                  straight-line                  50%
         Leasehold improvements             straight-line           lease term
         ======================================================================


     (f) Deferred charges:

         Deferred charges represent the discount on notes receivable and will be recognized by the yield method over the term of the note.

     (g) Income taxes:

         The Company follows the asset and liability method of accounting. Under this method, future income tax assets and liabilities are measured using enacted tax rates for future income tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. In addition, the Company records those investment tax credits, for which it has reasonable assurance of realization, as a reduction of the expenses or the cost of capital assets to which they relate.

     (h) Research and development costs:

         Research costs are expensed as incurred. Development costs are deferred if they meet certain specified criteria which relate to the identification of costs, future benefits and funding requirements. Where development costs do not meet such criteria, they are expensed as incurred. Government grants, which are not refundable, are disclosed as a reduction of the related cost. Management periodically assesses the underlying value of deferred development costs by reference to business plans and estimated future cash flows and records write-downs where appropriate.

SIDEWARE SYSTEMS INC.

Notes to Consolidated Financial Statements, page 3
(Unaudited)
(Expressed in Canadian dollars)

Six months ended June 30, 2000 and 1999 (Unaudited)
Year ended December 31, 1999

--------------------------------------------------------------------------------


3.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     (i) Revenue recognition:

         License revenue and revenue from the resale of third party hardware and software are generally recognized when an agreement has been signed, the product has been delivered, the fee is fixed and determinable, collection is probable and the Company's remaining contractual obligations are insignificant.

         Services revenue arises from the sale of maintenance contracts and the provision of consulting and implementation services provided in connection with the sale of the Company's software. Revenue from maintenance contracts is deferred and recognized ratably over the term of the contract. Revenue from consulting and implementation services is generally recognized at the time the service is performed.

         The Company recognizes sales of equipment to related parties in revenues and related costs in cost of revenues as the Company takes title to and holds the equipment, bearing all of the risks and rewards of ownership, prior to sale, and bears the same risks as for sales to unrelated parties after sale including the risks related to collection of receivables.

         Cash received in advance of meeting the revenue recognition criteria is recorded as deferred revenue.

     (j) Foreign currency translation:

         Monetary assets and liabilities denominated in a foreign currency have been translated into Canadian dollars at rates of exchange in effect at the balance sheet dates. Non-monetary assets and liabilities and revenue and expense items are translated at rates prevailing when they were acquired or incurred. Exchange gains and losses arising on translation of assets and liabilities denominated in foreign currencies are included in operations.

         The Company's subsidiaries are treated as integrated operations and the related accounts are translated into Canadian dollars using the temporal method as follows:

         (1)  Revenue and expenses at average exchange rates for the period;

         (2) Monetary items at the rates of exchange prevailing at the balance sheet dates;

         (3)  Non-monetary items at historical exchange rates; and

         (4) Exchange gains and losses arising from translation are included in the determination of net earnings for the period.

SIDEWARE SYSTEMS INC.

Notes to Consolidated Financial Statements, page 4
(Unaudited)
(Expressed in Canadian dollars)

Six months ended June 30, 2000 and 1999 (Unaudited)
Year ended December 31, 1999

--------------------------------------------------------------------------------


3.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     (k) Use of estimates:

         The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the useful lives of assets for amortization. Actual amounts may differ from these estimates.

     (l) Loss per share:

         Loss per share is calculated based on the weighted average number of shares outstanding including contingently refundable shares.

         As the effect of outstanding options and warrants are anti-dilutive, fully diluted loss per share does not differ from basic loss per share.

     (m) Unaudited interim financial statements:

         The financial information as at June 30, 2000 and for the six months ended June 30, 2000 and June 30, 1999 is unaudited. In the opinion of management, such financial information reflects all adjustments (consisting solely of normal recurring adjustments) which are necessary for a fair presentation of the results for the periods presented.

4.   ACCOUNTS RECEIVABLE OTHER:

     Accounts receivable other at June 30, 2000 is comprised of $130,934 (December 31, 1999 - $162,187) of Goods and Services Tax credits receivable, and $52,117 (December 31, 1999 - $nil) of employee advances, with the balance made up of miscellaneous recoverable amounts.

5.   RELATED PARTY TRANSACTIONS:

     (a) Transactions with related parties:

         The following table summarizes the Company's related party transactions with certain directors of the Company:

          =====================================================================
                                                      Six months ended June 30,
                                                      -------------------------
                                                           2000            1999
          ---------------------------------------------------------------------
          Services rendered                            $163,421        $111,059
          Salaries                                      577,734         223,848
          =====================================================================

         Included in hardware and software resale revenues and cost of revenues are $84,094 in revenues and related costs associated with equipment sales to BrainTech, Inc. and TechWest Management Inc., companies with certain common shareholders and directors to the Company, and to a director of the Company.

SIDEWARE SYSTEMS INC.

Notes to Consolidated Financial Statements, page 5
(Unaudited)
(Expressed in Canadian dollars)

Six months ended June 30, 2000 and 1999 (Unaudited)
Year ended December 31, 1999

--------------------------------------------------------------------------------


5.   RELATED PARTY TRANSACTIONS (CONTINUED):

     (b) Due to related parties:

         At June 30, 2000, the Company owed $173,170 (December 31, 1999 - $56,780) with respect to costs incurred on behalf of the Company, and purchases made, by Braintech Inc. and TechWest Management Inc., companies with directors in common, and for services provided by a director of the Company.

         These amounts are unsecured, payable on demand and bear no interest.

     (c) Due to (from) officers:

         The amounts due to (from) officers represents advances to (from) officers of the Company and amounts owing for services provided by officers of the Company. These amounts are unsecured, payable on demand and bear no interest.

6.   LONG-TERM RECEIVABLES:

     =============================================================================================
                                                                         June 30,     December 31,
                                                                             2000             1999
     ---------------------------------------------------------------------------------------------
      Employee loan, maturing September 30, 2024, bearing
        interest at 1% per annum, repayable in bi-monthly blended
        instalments of $565, except if employment is terminated
        in which case it is repayable immediately, real estate
        has been pledged as security, net of unamortized discount
        of $144,194 (December 31, 1999 - $145,431)                       $148,884         $150,264


      Employee loans, maturing September 30, 2002, bearing
        interest at prime plus 1% per annum                                23,784           26,824
     ---------------------------------------------------------------------------------------------
                                                                          172,668          177,088

      Less current portion                                                  9,500           20,266
     ---------------------------------------------------------------------------------------------

                                                                         $163,168         $156,822
     =============================================================================================


     The employee loan secured by real estate has been discounted to the fair market value calculated at prime plus 1%, which is the prevailing rate of similar financial instruments, over 25 years.

SIDEWARE SYSTEMS INC.

Notes to Consolidated Financial Statements, page 6
(Unaudited)
(Expressed in Canadian dollars)

Six months ended June 30, 2000 and 1999 (Unaudited)
Year ended December 31, 1999
--------------------------------------------------------------------------------


7.   FIXED ASSETS:

      ===============================================================
                                             Accumulated     Net book
      JUNE 30, 2000                  Cost   amortization        value
      ---------------------------------------------------------------

      Furniture and fixtures   $  947,167     $  178,225   $  768,942
      Computer equipment        1,814,773        559,787    1,254,986
      Trade show assets           210,661         49,499      161,162
      Computer software           165,902        111,306       54,596
      Leasehold improvements      991,462        769,671      221,791
      ---------------------------------------------------------------

                               $4,129,965     $1,668,488   $2,461,477
      ===============================================================



      ===============================================================
                                             Accumulated     Net book
      DECEMBER 31, 1999              Cost   amortization        value
      ---------------------------------------------------------------
      Furniture and fixtures   $  485,287   $  129,265     $  356,022
      Computer equipment        1,004,818      413,060        591,758
      Trade show assets           124,020       29,532         94,488
      Computer software           135,081       73,290         61,791
      Leasehold improvements      903,965      675,085        228,880
      ---------------------------------------------------------------

                               $2,653,171   $1,320,232   $1,332,939
      ===============================================================


8.   SHARE CAPITAL:

     Authorized:

         200,000,000 common shares without nominal or par value.

     Issued:

     ==========================================================================================
                                                                    Number
                                                                 of shares               Amount
     ------------------------------------------------------------------------------------------
     Balance, December 31, 1998                                 27,269,959      $    12,716,774

     Shares issued on exercise of special warrants               9,724,611            4,149,843
     Shares issued on exercise of non-transferable warrants     10,434,335            5,078,666
     Shares issued on exercise of options                        1,343,500            1,198,310
     Shares issued for cash                                      2,746,833            6,712,155
     Shares issued for services rendered                           250,000              160,000
     Share subscriptions (243,900 common shares)                        -               589,296
     Less share issue costs                                             -              (368,245)
     ------------------------------------------------------------------------------------------
     Balance, December 31, 1999                                 51,769,238           30,236,799

     Shares issued on exercise of non-transferable warrants      3,543,850            4,602,662
     Shares issued on exercise of options                        1,041,100            1,900,548
     Shares issued for cash                                      3,340,100           21,108,936
     Shares issued for subscriptions previously received           243,900                   -
     Less share issue costs                                             -            (1,043,303)
     ------------------------------------------------------------------------------------------
     Balance, June 30, 2000 (Unaudited)                         59,938,188      $    56,805,642
     ==========================================================================================

SIDEWARE SYSTEMS INC.

Notes to Consolidated Financial Statements, page 7
(Unaudited)
(Expressed in Canadian dollars)

Six months ended June 30, 2000 and 1999 (Unaudited)
Year ended December 31, 1999

--------------------------------------------------------------------------------

8.   SHARE CAPITAL (CONTINUED):

     Unless otherwise indicated, common shares issued for non-cash consideration are valued at their market value at date of issuance.

     Of the common shares issued on the exercise of options, $1,873,948 was received in cash and $26,600 is receivable at June 30, 2000. Subsequent to June 30, 2000, the receivable balance of $26,600 was received.

     (a) Escrow shares:

         Included in issued shares at June 30, 2000 are 1,030,378 shares (June 30, 1999 - 1,030,378) held in escrow to be released based on achievement of a cash flow formula.

     (b) Stock options:

         (i) Activity during the six months ended June 30, 2000 is as follows:

             ====================================================================================================
                                Exercise    Outstanding                                    Outstanding     Vested
                               price per   December 31,                           Expired/    June 30,   June 30,
             Expiry date           share           1999     Granted   Exercised  cancelled        2000       2000
             ----------------------------------------------------------------------------------------------------

             June 24, 2001       $  0.50        753,000          -     (100,000)        -      653,000    653,000
             February 12, 2002      0.36        123,000          -                      -      123,000    123,000
             March 26, 2002         0.82         10,000          -      (10,000)        -           -          -
             December 16, 2002      0.70        380,000          -      (95,000)        -      285,000    285,000
             July 6, 2003           0.36        365,000          -      (60,000)        -      305,000    305,000
             April 14, 2004         1.14        470,000          -     (115,000)   (50,000)    305,000    305,000
             April 29, 2004         1.35        161,000          -      (82,500)        -       78,500     78,500
             June 17, 2004          2.33        967,000          -     (107,500)        -      859,500    824,500
             October 4, 2004        2.66        728,500          -     (403,000)        -      325,500    290,500
             October 20, 2004       2.78        149,000          -      (68,100)        -       80,900     55,900
             January 14, 2005    US 8.69             -    1,000,000          -          -    1,000,000    300,000
             January 21, 2005   US 11.08             -    1,000,000          -          -    1,000,000    550,000
             April 20, 2005      US 5.10             -    4,912,000          -          -    4,912,000    911,750
             ----------------------------------------------------------------------------------------------------
                                              4,106,500   6,912,000  (1,041,100)   (50,000)  9,927,400  4,682,150
             ====================================================================================================

              Stock options generally vest over periods of up to two years.

         (ii) Activity during the year ended December 31, 1999 is as follows:

             ========================================================================================================
                                Exercise    Outstanding                                      Outstanding       Vested
                               price per   December 31,                           Expired/  December 31, December 31,
             Expiry date           share           1998     Granted   Exercised  cancelled          2000         2000
             --------------------------------------------------------------------------------------------------------
             June 24, 2001       $  0.50        895,000          -    (142,000)        -         753,000      753,000
             February 12, 2002      0.36        267,000          -    (124,000)   (20,000)       123,000      123,000
             February 12, 2002      0.50         40,000          -     (40,000)        -              -            -
             March 26, 2002         0.82         93,000          -     (83,000)        -          10,000       10,000
             December 16, 2002      0.70        740,000          -    (280,000)   (80,000)       380,000      380,000
             July 6, 2003           0.36        555,000          -    (190,000)        -         365,000      365,000
             April 14, 2004         1.14             -      760,000   (290,000)        -         470,000      270,000
             April 29, 2004         1.35             -      220,000    (59,000)        -         161,000      161,000
             June 17, 2004          2.33             -    1,090,000   (123,000)        -         967,000      812,000
             October 4, 2004        2.66             -      740,000    (11,500)        -         728,500      683,500
             October 20, 2004       2.78             -      150,000     (1,000)        -         149,000       64,000
             --------------------------------------------------------------------------------------------------------
                                             2,590,000    2,960,000 (1,343,500)  (100,000)     4,106,500    3,621,500
             ========================================================================================================

SIDEWARE SYSTEMS INC.

Notes to Consolidated Financial Statements, page 8
(Unaudited)
(Expressed in Canadian dollars)

Six months ended June 30, 2000 and 1999 (Unaudited)
Year ended December 31, 1999

--------------------------------------------------------------------------------


8.   SHARE CAPITAL (CONTINUED):

     (b) Stock options (continued):

         (iii) A summary of the Company's stock option activity is as follows:

               ================================================================================================
                                                                                      OUTSTANDING OPTIONS
                                                                                -------------------------------
                                                                                 Number of     Weighted average
                                                                                    shares       exercise price
               ------------------------------------------------------------------------------------------------
               Balances at December 31, 1998                                     2,590,000                $0.52
                   Options granted                                               2,960,000                 2.06
                   Options exercised                                            (1,343,500)                0.89
                   Options canceled/expired                                       (100,000)                0.63
               ------------------------------------------------------------------------------------------------
               Balances at December 31, 1999                                     4,106,500                 1.51
                   Options granted                                               6,912,000                 9.51
                   Options exercised                                            (1,041,100)                1.83
                   Options canceled/expired                                        (50,000)                1.14
               ------------------------------------------------------------------------------------------------
               Balances at June 30, 2000 (Unedited)                              9,927,400                $7.04
               ================================================================================================


     (c) Share purchase warrants:

         (i) The following non-transferable share purchase warrants were outstanding at June 30, 2000:

               ================================================================================================
               Number                                       Exercise price                               Expiry
               of shares                                    per share                                      date
               ------------------------------------------------------------------------------------------------
                 176,000                                    $0.40                             December 23, 2000
                 197,882                                    $0.383 U.S.                       To March 26, 2001
               2,000,000                                    $0.55                              To April 7, 2000
                                                            $0.63                            From April 8, 2000
                                                                                               To April 7, 2001
               1,593,106                                    $1.64 U.S.                     To September 14,2000
                                                            $1.89 U.S.                  From September 15, 2000
                                                                                          To September 14, 2001
               2,101,271                                    $1.64 U.S.                     To December 14, 2000
                                                            $1.89 U.S.                   From December 15, 2001
                                                                                           To December 14, 2001
               1,084,000                                    $10.00 U.S.                       To April 13 ,2001
                                                            $11.50 U.S.                     From April 14, 2001
                                                                                              To April 13, 2002
               ================================================================================================

SIDEWARE SYSTEMS INC.

Notes to Consolidated Financial Statements, page 9
(Unaudited)
(Expressed in Canadian dollars)

Six months ended June 30, 2000 and 1999 (Unaudited)
Year ended December 31, 1999

--------------------------------------------------------------------------------


8.   SHARE CAPITAL (CONTINUED):

     (c) Share purchase warrants (continued):

         (i) The following non-transferable share purchase warrants were outstanding at December 31, 1999:

               ================================================================================================
               Number                                       Exercise price                               Expiry
               of shares                                    per share                                      date
               ------------------------------------------------------------------------------------------------
                 600,000                                    $0.32                                 July 22, 2000
                 286,000                                    $0.40                             December 23, 2000
                 779,276                                    $0.333 U.S.                       To March 26, 2000
                                                            $0.383 U.S.                     From March 27, 2000
                                                                                              To March 26, 2001
               2,700,000                                    $0.55                              To April 7, 2000
                                                            $0.63                            From April 8, 2000
                                                                                               To April 7, 2001
               2,746,833                                    $1.64 U.S.                     To September 14,2000
                                                            $1.89 U.S.                  From September 15, 2000
                                                                                         To September 14, 2001
               ================================================================================================


9.   INCOME TAXES:

     The Company has non-capital loss carry forwards for income tax purposes of approximately $26,685,000 which are available to reduce taxable income of future years which expire as follows:

                         2000                    $ 1,285,000
                         2001                           --
                         2002                        650,000
                         2003                      3,600,000
                         2004                      2,200,000
                         2005                      1,650,000
                         2006                      7,250,000
                         2007                     10,050,000
                         -----------------------------------
                                                 $26,685,000
                         ===================================


     At June 30, 2000, the gross future tax asset amount relating to a non-capital loss carry forward was $11,154,000 which is reduced by a valuation allowance of $11,154,000 due to the uncertainty surrounding the realization of the future income tax assets. There was no future tax liability at June 30, 2000.

SIDEWARE SYSTEMS INC.

Notes to Consolidated Financial Statements, page 10
(Unaudited)
(Expressed in Canadian dollars)

Six months ended June 30, 2000 and 1999 (Unaudited)
Year ended December 31, 1999

--------------------------------------------------------------------------------


10.  LITIGATION:

     The Company is engaged in the following litigation:

     (a) During the year ended April 30, 1997, a former director of the Company commenced legal proceedings against the Company for $276,000 alleged to be owing to him for unpaid consulting fees and funds loaned or advanced on behalf of the Company. The Company has filed a defense and counterclaim.

     (b) During the year ended April 30, 1997, four former directors commenced legal proceedings against the Company and certain of its present directors claiming unspecified damages for libel. The Company has filed a defense and counterclaim.

     (c) During the year ended April 30, 1996, the Company commenced legal proceedings against former directors and officers of the Company, companies related to a former director, and the Company's former solicitors and auditors. The relief claimed included damages for breach of fiduciary duty and negligence, an injunction preventing the sale of a computer program named "E-Glue", and an order setting aside a disputed general security agreement against the Company's assets. 484117 B.C. Ltd., a company controlled by a former director, filed a counterclaim alleging that the Company was indebted to it in the amount of $1,495,594 as at November 4, 1994, and seeking to enforce the disputed general security agreement. The Company's former auditors filed a counterclaim for approximately $50,000 alleged to be owing for professional services.

     (d) During the year ended December 31, 1999, parties related to a former director commenced proceedings against the Company claiming damages for abuse of process. The Company has filed a defense and counterclaim.

     (e) The Company has received notice of a claim from a former consultant for breach of contract and for reimbursement for equipment supplied to the Company. The Company does not know the precise amount of the claim, but expects it to be less than $225,000. The Company is presently in negotiations to settle the claim.

     While the ultimate outcomes of these claims are uncertain, management of the Company believes it will be successful in defending these actions and accordingly, no amounts have been provided in these financial statements.

SIDEWARE SYSTEMS INC.

Notes to Consolidated Financial Statements, page 11
(Unaudited)
(Expressed in Canadian dollars)

Six months ended June 30, 2000 and 1999 (Unaudited)
Year ended December 31, 1999

--------------------------------------------------------------------------------


11.  FINANCIAL INSTRUMENTS:

     (a) Fair values of financial instruments:

         The Company's short-term financial instruments consist of cash and cash equivalents, accounts receivable, due to related parties, due to (from) officers, accounts payable and accrued liabilities. The fair value of these financial instruments approximate their carrying values due to their short term maturity.

         The fair value of the long-term receivables has been calculated using the current market rate for such instruments of the same remaining maturity term and credit risk and approximate carrying value.

     (b) Foreign currency risk:

         Foreign currency risk reflects the risk that the Company's net assets or operations will be negatively impacted due to fluctuations in exchange rates. Revenues billed in United States dollars by the Company come due in the short-term and accordingly, management of the Company believes there is no significant exposure to foreign currency fluctuations. The Company does not have foreign currency hedges in place.

     (c) Credit risk:

         Credit risk reflects the risk that the Company may be unable to recover contractual receivables. No one contract represents a concentration of credit risk. The Company employs established credit approval practices to further mitigate this risk.

12.  COMMITMENTS:

     The Company has obligations under operating lease arrangements which require the following minimum annual payments:

                         2000                    $   718,000
                         2001                      1,455,000
                         2002                      1,408,000
                         2003                      1,178,000
                         2004                        788,000
                         2005                      4,927,000
                         -----------------------------------
                                                 $10,474,000
                         ===================================


     Pursuant to agreements with companies with certain common shareholders and directors of the Company, approximately $16,000 of these amounts are recoverable from these related parties for the fiscal year 2000, approximately $32,000 for the fiscal year 2001, and approximately $16,000 for the fiscal year 2002.

SIDEWARE SYSTEMS INC.

Notes to Consolidated Financial Statements, page 12
(Unaudited)
(Expressed in Canadian dollars)

Six months ended June 30, 2000 and 1999 (Unaudited)
Year ended December 31, 1999

--------------------------------------------------------------------------------


13. SUBSEQUENT EVENT:

     Subsequent to June 30, 2000, 100,000 share purchase warrants were exercised and converted to common shares for total cash proceeds of $243,000.

14. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES:

     These consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada, the measurement principles of which conform, in all material respects, with those in the United States except as described below:

     (a) Stock-based compensation:

         For United States GAAP purposes, the Company has elected to follow the disclosure-only provisions under Statement of Financial Accounting Standards No. 123 ("FAS 123"), "Accounting for Stock-Based Compensation", and applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its stock-based compensation to employees. Accordingly, the Company's stock-based compensation expense is measured based on the intrinsic value of the option on the date of grant. FAS 123 requires companies that continue to follow APB 25 to disclose the impact of applying the fair value method of FAS 123.

         Under the intrinsic value method of APB 25, the stock option compensation is the excess, if any, of the quoted market value of the stock at the measurement date of the grant over the amount an optionee must pay to acquire the stock. Compensation expense will be recognized at fair value over the service period which generally represents the vesting period. Accordingly, additional compensation expense and paid-up capital of $12,441,726 would be recorded for the six months ended June 30, 2000 (June 30, 1999 - $315,200) for United States GAAP purposes. As the related options are exercised, the amounts recorded in paid-in capital are reclassified to issued share capital.

         Had stock compensation expense for the Company's stock option plan been determined based on the fair value methodology under FAS 123, the Company's net loss under US GAAP would have increased for the six months ended June 30, 2000 and 1999 by $ 32,966,919 and $2,785,399, respectively. In addition, the Company's loss per share under United States GAAP for the six months ended June 30, 2000 and 1999 would have been $0.76 and $0.16, respectively.

         The fair value for the options was estimated using the Black-Scholes option pricing model with the following assumptions: Expected volatility of 80%, risk-free interest rate of 5%, expected life of five years, and a 0% dividend yield.

         The weighted-average fair value of stock options granted for the six months ended June 30, 2000 and 1999 are $8.98 and $1.35, respectively.

SIDEWARE SYSTEMS INC.

Notes to Consolidated Financial Statements, page 13
(Unaudited)
(Expressed in Canadian dollars)

Six months ended June 30, 2000 and 1999 (Unaudited)
Year ended December 31, 1999

--------------------------------------------------------------------------------


14. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED):

    (b) Statement of stockholders' equity

         ----------------------------------------------------------------------------------------------------------
                                                         Share capital                                    Retained
                                                  ------------------------       Paid-in     Special      earnings
                                                      Number      Assigned       capital    warrants      (deficit)
         ----------------------------------------------------------------------------------------------------------
         Balance, December 31, 1998               27,269,959   $12,724,421   $    56,103   $ 977,082   $(12,386,249)
         Shares issued on exercise of
           non-transferable warrants              10,434,335     5,078,666            -           -              -
         Shares issued on exercise of options      1,343,500     1,198,310            -           -              -
         Shares issued on exercise of
           special warrants                        9,724,611     4,149,843            -     (977,082)            -
         Shares issued for cash                    2,746,833     6,712,155            -           -              -
         Shares issued for services rendered         250,000       160,000            -           -              -
         Share subscriptions receivable
           (243,900 common shares)                        -        589,296            -           -              -
         Share issue costs                                -       (368,245)           -           -              -
         Compensatory benefit of employee stock
           options                                        -             -        404,000          -              -
         Assignment of capital on stock options
           exercised                                      -        120,292      (120,292)         -              -
         Loss for the year                                -             -            -            -      (8,396,669)
         ----------------------------------------------------------------------------------------------------------

         Balance, December 31, 1999               51,769,238    30,364,738       339,811          -     (20,782,918)

         Shares issued on exercise of
           non-transferable warrants               3,543,850     4,602,662            -           -              -
         Shares issued on exercise of options      1,041,100     1,900,548            -           -              -
         Shares issued for cash                    3,340,100    21,108,936            -           -              -
         Shares issued for subscriptions
           previously received                       243,900            -             -           -              -
         Share issue costs                                -     (1,043,303)           -           -              -
         Compensatory benefit of employee stock
           options                                        -             -     12,441,726          -              -
         Assignment of capital on stock options
           exercised                                      -         96,340       (96,340)         -              -
         Loss for the year                                -             -             -           -     (22,887,212)
         ----------------------------------------------------------------------------------------------------------
         Balance, June 30, 2000 (Unaudited)       59,938,188   $57,029,921   $12,685,197  $       -    $(43,670,130)
         ==========================================================================================================


     (c) Research and development:

         For United States GAAP purposes, Statement of Financial Accounting Standards No. 2, "Research and Development Expenditures", requires development costs to be expensed as incurred. Under Canadian GAAP, such expenses are deferred if they meet specified criteria. Since April 30, 1996, no costs have been deferred under Canadian GAAP and, accordingly, no difference has arisen to the amounts that could be reported under United States GAAP.

SIDEWARE SYSTEMS INC.

Notes to Consolidated Financial Statements, page 14
(Unaudited)
(Expressed in Canadian dollars)

Six months ended June 30, 2000 and 1999 (Unaudited)
Year ended December 31, 1999

--------------------------------------------------------------------------------


14. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED):

     (d) Loss per share:

         For United States GAAP purposes, 1,030,378 shares held in escrow as at June 30, 2000 (June 30, 1999 - 1,030,378) are considered contingently issuable. Accordingly, these shares are excluded from the weighted average number of shares outstanding for the purposes of calculating loss per share amounts. To the extent that common shares held in escrow are released based on the achievement of performance measures, compensation expense will be recognized under United States GAAP at the date the shares became releasable for the difference between the market value of the shares at that date and the nominal consideration originally paid.

     (e) Summary of United States GAAP adjustments:

         The following table sets forth the effect on the loss for the period and loss per share:

         ===============================================================================================
                                                                               SIX MONTHS ENDED JUNE 30,
                                                                                  2000              1999
         -----------------------------------------------------------------------------------------------
         Loss determined under Canadian GAAP                               $10,445,486       $ 2,045,923
         Expenses relating to stock-based compensation (b)                  12,441,726           315,200
         -----------------------------------------------------------------------------------------------
         Loss determined under United States GAAP                          $22,887,212       $ 2,362,123
         ===============================================================================================
         Weighted average number of common shares outstanding
            under United States GAAP                                        56,748,820        29,956,422
         ===============================================================================================
         Loss per share under United States GAAP                           $      0.40       $      0.08
         ===============================================================================================


         There would be no impact from the above adjustments on total assets or shareholders' equity reported under Canadian GAAP at June 30, 2000 and December 31, 1999.

15. CHANGES TO CONSOLIDATED STATEMENT OF OPERATIONS:

     The Company has reduced revenue by $98,045, cost of sales by $87,982 and general and administrative costs by $10,063, for the six months ended June 30, 1999 from amounts previously reported to be consistent with the presentation in the annual audited consolidated financial statements for the year ended December 31, 1999.

                            QUARTERLY REPORT FORM 61

Incorporated as part of:                                          Schedule A
                                             --------------------

                                                       X          Schedule B & C
                                             --------------------

                   (PLACE X IN APPROPRIATE CATEGORY)

ISSUER DETAILS

NAME OF ISSUER:  SIDEWARE SYSTEMS INC.

ISSUER ADDRESS:  102 - 930 WEST FIRST STREET,VANCOUVER, BC,V7P 3N4

ISSUER PHONE NUMBER:  (604) 986-6121

ISSUER FAX NUMBER:  (604) 980-7121

CONTACT PERSON:  GRANT SUTHERLAND

CONTACT POSITION:  CHAIRMAN

CONTACT TELEPHONE NUMBER:  (604) 688-0047

FOR QUARTER ENDED:  JUNE 30, 2000

DATE OF REPORT:  AUGUST 28, 2000

                                   CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

GRANT SUTHERLAND               "GRANT SUTHERLAND"          AUGUST 28, 2000
--------------------------------------------------------------------------------
DIRECTORS NAME                    SIGN (TYPED)               DATE SIGNED

EDWARD WHITE                      "E.A. WHITE"             AUGUST 28, 2000
--------------------------------------------------------------------------------
DIRECTORS NAME                    SIGN (TYPED)               DATE SIGNED

           (SIGNATURES FOR THIS FORM SHOULD BE ENTERED IN TYPED FORM)

SIDEWARE SYSTEMS INC.                                                 SCHEDULE B

SHARE CAPITAL
FOR THE THREE MONTH PERIOD FROM APRIL 1, 2000  TO  JUNE 30, 2000


COMMON SHARES


                                                                                $ PER             $
                                                                   NUMBER       SHARE             TOTAL

April 1, 2000      Balance forward                             57,936,765                  $ 56,180,455
                                                               ----------                  ------------

April - June 2000  Shares issued on exercise of options            (2,500)                         (665)

April - June 2000  Shares issued on exercise
                     of non-transferable warrants                 919,923                     1,276,089

April - June 2000  Shares issued for cash                       1,084,000                    15,739,680

April - June 2000  Share subscriptions received                      --                     (15,739,680)

April - June 2000  Share issue costs                                 --                        (650,237)
                                                               ----------                  ------------

April - June 2000  Total for the quarter                        2,001,423                       625,187
                                                               ----------                  ------------

                   SHARE CAPITAL JUNE 30, 2000                 59,938,188                  $ 56,805,642
                                                               ==========                  ============

SIDEWARE SYSTEMS INC.                                                 SCHEDULE B
                                                                     (CONTINUED)

OPTIONS GRANTED
FOR THE THREE MONTH PERIOD FROM APRIL 1, 2000  TO  JUNE 30, 2000

DATE:             APRIL 20, 2000
EXERCISE PRICE:   US$5.10
EXPIRY DATE:      APRIL 20, 2005

NAME                                                                      NUMBER
Friedlander, Scott                                                     1,000,000
Means, Bob                                                                10,000
Green, Charles                                                            15,000
Woo, Anna                                                                  5,000
Mounts, Gary                                                               5,000
Ostapovicz, Christopher                                                   20,000
Gruzin, Mark                                                              75,000
Sukut, Al                                                                 10,000
Wrenn, Christy                                                            15,000
Donaldson, Teri-Ann                                                       12,000
Goble, Rosie                                                              50,000
Hildebrand, Paul                                                         300,000
Nussbaum, Jay                                                            200,000
Cairns, Nicholas                                                           7,500
Divito, Catherine                                                         15,000
Foucher, Tina                                                              2,500
Gibbons, Michael                                                          20,000
Harris, Shawn                                                              5,000
Hsiao, Charles                                                            20,000
Katsov, Michael                                                           10,000
Leigh, Charles Paul H.                                                   100,000
Matzele, Laura                                                             2,500
Morrison, Bill                                                            25,000
Nakashima, Sakae                                                          10,000
Nedila, James                                                             10,000
Rege, Abhijit                                                             10,000
Smits, Jolanda                                                             7,500
Tyutkov, Petr                                                             10,000
Walke, Sarah                                                               2,500
Van Dommelen, Sylvia                                                      20,000
Xiao, Leonardo                                                            12,500
Eymere, Olivier                                                           20,000
Scott, Glen                                                               20,000
Beaman, Lisa                                                              25,000
Bjoring, Nicole                                                           10,000



Caracciolo, Anthony                                                       15,000
Caponigro, Michael                                                        25,000
Guyton, Will                                                              25,000
Harrison, Michael                                                         15,000
Kasoff, Brittain                                                          15,000
Larkin, Michael                                                           15,000
Price, Joseph Lee                                                          5,000
Lieberman, Stephen                                                        20,000
Nadorozny, Darren                                                         15,000
O'Hare, George                                                            15,000
Pasko, Frank                                                              15,000
Pate, Chris                                                               25,000
Perez, Rose                                                               15,000
Pettengill, Meaghan                                                       15,000
Remke, Mark                                                               15,000
Saye, Robert                                                              15,000
Scritchfield, Andrew                                                       2,500
Siegrist, Brian                                                           15,000
Sweeny, Tom                                                               20,000
Weil, Jason Ryan                                                           1,500
Woodward, Kathryn                                                         25,000
Capannelli, Lou                                                           75,000
Gubser, Lyn                                                                7,500
Rogers, Lisa                                                              10,000
Kozicki, Peter                                                            25,000
Walchli, Stewart                                                         200,000
Wedel, John                                                              400,000
White, Edward                                                             25,000
Forth, Clive                                                             110,000
Jacques, Sheila                                                          100,000
Johnston, Daniel                                                         200,000
Masata, Daniela                                                          100,000
Thomas, Daphne                                                           100,000
Evans, Chris                                                             100,000
Purcell, Colleen                                                          10,000
Cavanaugh, Heather                                                        10,000
Di Fonzo, Amalia                                                          10,000
Cornish, Victoria                                                         10,000
Wong, Marilyn                                                             10,000
Potter, Robynn                                                            10,000
Russell, Marie                                                            25,000
Murray, Tom                                                               25,000
Feka, Tatiana                                                              2,500
Murata, Chantal                                                           10,000
Peacock, Michael                                                          25,000
Allan, Mac                                                                25,000
Arias, Veronica                                                            5,000
Burke, Jennifer                                                           15,000
Dhat, Neelam                                                              15,000
Drdul, Cindy                                                              25,000
Drezet, Tony                                                               5,000
Dykstra, John                                                             15,000
Jurisic, Sava                                                             15,000
Lai, Harry                                                                 5,000



McCambley, Leeanne                                                        15,000
Mahon, Alex                                                                5,000
Regis, Dee                                                                15,000
Simpson, Richard                                                          15,000
Taylor, Vince                                                             15,000
Tulloch, Jennifer                                                        150,000
Unger, Al                                                                  5,000
Wong, Malcolm                                                             15,000
Dreskai, Robert                                                           40,000
Van Drimmelen, Ed                                                         10,000
Gaidacheva, Victoria                                                      20,000
Huang, May                                                                20,000
McGregor, Michelle                                                        20,000
Provirnitsin, Alex                                                        30,000
Scott, Colin                                                              20,000
Shackleford,Michael                                                       20,000
Wickers, Meaghan                                                          20,000
Zhang, John                                                               30,000
Pretty, Dallas                                                           100,000
Gilbert, Greg                                                             10,000
Wei, Nancy                                                                10,000
Burchat, Chris                                                            15,000
Sibbald, Martyn                                                            7,500
Robertson, Liz                                                            25,000
Holland, Shawn                                                            15,000
Ganote, Michael                                                           15,000
Biggs, Scott                                                              15,000
Kush, Ryan                                                                10,000
Lockett, Gary                                                             10,000
Perrine, Douglas                                                          10,000
Sanguine, Rebecca                                                          1,500
Kenedy, Brian                                                             25,000
Barron, Michael                                                           15,000
Kroner, Eric                                                              10,000
Slade, Tony                                                               15,000
Kenney, Denyse                                                             2,000

                           QUARTERLY REPORT - FORM 61

                           QUARTER ENDED JUNE 30, 2000

                              SIDEWARE SYSTEMS INC.

                        SCHEDULE C: MANAGEMENT DISCUSSION

                    PERIOD: APRIL 1, 2000 TO AUGUST 28, 2000

1.  PRODUCT DEVELOPMENT

     DR. BEAN 3.2

Dr. Bean 3.2 represents the current version of our product, and is nearing the completion of final beta testing. Beta testing of Dr. Bean 3.2 has taken longer than previously expected, and we now expect that beta testing will be complete by the first week of September, 2000. During August we commenced our first customer installation of Dr. Bean 3.2, which is undergoing testing at the customer's site.

We are presently developing application programmer interfaces ("API's") for Dr. Bean 3.2. API's allow Dr. Bean users to customize the program to work in conjunction with other software applications. Our target date for completion of the API's is mid-October 2000.

Apart from development of the API's, we do not intend to develop substantial additional features for Dr. Bean 3.2, as we intend to allocate additional resources to the development of Dr. Bean EE, described below.

     DR. BEAN EE

We have commenced development of Dr. Bean EE ("Enterprise Edition"), which will be our next substantial product release. Dr. Bean EE will incorporate a new server component which will be written in the Java 2 Enterprise Edition programming language. Dr. Bean EE will be fully scalable, and suitable for installation in large call centres. Dr. Bean EE will also include all of the principal features of Dr. Bean 3.2, with the exception of the white boarding feature. We have set a target release date of December 1, 2000 for a beta version of Dr. Bean EE, and a target date of December 31, 2000 to release Dr. Bean EE for commercial distribution. In addition, we will likely have to develop API's for Dr. Bean EE. No specific timetable has been set for the development of those API's.

Dr. Bean EE will be designed to operate in conjunction with an application server such as IBM Websphere or BEA Weblogic. We expect that by our targeted release date of December 31, 2000, Dr. Bean EE will support one or two leading application servers. Additional development work will be required to make Dr. Bean EE support additional application servers.

     MULTI-CHANNEL INTEGRATION

We are continuing development of the multi-channel integration feature, which will permit companies to integrate all of the principal channels for customer service into a single system. We have encountered technical difficulties in implementing software that will be used to include telephone based communication in the multi-channel integration feature. As a result, we are not presently able to state a definitive timetable for completion of the multi-channel integration feature.

     DR. BEAN ON CALL

We are beta testing Dr. Bean On Call 1.0, and expect to complete that testing by the first week of September 2000. Dr. Bean On Call will permit us, or other companies we license Dr. Bean On Call to, to sell Dr. Bean as a service as opposed to a product. Through Dr. Bean On Call, companies will be able to receive customer communications through a central server system which we, or a licensee, will establish. Dr. Bean On Call will thus enable users to enjoy the principal features and functions offered by Dr. Bean without having to purchase Dr. Bean as a product, and without incurring the resulting system administration and maintenance costs.

Dr. Bean On Call offers three different customer interfaces, one written in HTML ("Hypertext Markup Language"), one written as a Java applet, and one which runs as an application installed on the client computer. The three interfaces support different levels of features. The principal features offered with Dr. Bean On Call include:

     -    customer chat (available with all interfaces);
     -    web page push (available with all interfaces);
     - white boarding (one-way with the HTML interface, and two-way with other interfaces); and
     - voice over internet protocol (available only with the application interface, and through high speed internet connections).

Some of the features of Dr. Bean 3.2 which are not included in Dr. Bean On Call include the Data Source Manager and Supervisor functions.

2.  PRODUCT MARKETING

Including both completed installations and signed contracts, we have approximately 20 customers for Dr. Bean. During the second quarter of 2000, we have recognized revenue of $155,707 in license revenue from sales of Dr. Bean. This represents our first material revenue from the sale of Dr. Bean.

To date, substantially all of our sales have come through our direct sales force. We continue to enlist value added re-sellers to participate in the Sideware Partner Program, and we presently have approximately 25 participants in that program. To date, we have not generated significant sales through re-sellers. Depending on customer requirements and the system it is meant to operate with, Dr. Bean 3.2 can require varying levels of integration and customisation in particular installations. Potential re-sellers of our product may not have sufficient expertise or experience with our product to complete the integration or customisation required in more complex installations. We are developing our API's to make integration and customisation work easier and thus, in part, to facilitate sales by re-sellers.

To date, most of our installations of Dr. Bean have been small, involving only a few CSR workstations. We have never completed a large installation of any version of Dr. Bean, and we have no experience to confirm how well Dr. Bean will operate in large installations. As a result, our marketing of Dr. Bean 3.2 is presently targeted at companies intending to operate, or to commence operation, with 50 CSR seats or fewer. For customers intending to operate larger installations, we intend to contract for future delivery of Dr. Bean EE, and to offer Dr. Bean 3.2 as an introductory product while the customer initiates web-based customer service. Our ability to attract customers operating large call centres will be dependent on completing Dr. Bean EE in a timely way.

We are soliciting, as potential licensees for Dr. Bean On Call, companies operating as application service providers. We also intend, through our own facilities, to offer Dr. Bean On Call as an application service available over the Internet. We do not expect to be able to sign any contracts with either licensees or service customers prior to the completion of beta testing.

3.  QUARTERLY FINANCIAL RESULTS

SIX MONTH PERIOD ENDED JUNE 30, 2000 COMPARED WITH SIX MONTH PERIOD ENDED JUNE 30, 1999

During the six month period ended June 30, 2000 we recognized the following revenue:

     (a)  $155,707 in license revenue from sales of Dr. Bean;
     (b)  $14,839 for services rendered in installing Dr. Bean; and
     (c)  $105,710 in hardware and software re-sales.

Of the $105,710 in hardware and software re-sales, $84,094 came from sales to related parties.

In addition, we have recorded $153,141 in deferred revenue. Our deferred revenue consists of payments we have received, and accounts receivable we have recorded, on account of future maintenance obligations, and on account of Dr. Bean sales for which our delivery obligations were not completed by June 30, 2000. We expect to continue completing these maintenance and delivery obligations, so that this amount can be included in revenue in future periods.

Cost of revenues for the six month period ended June 30, 2000 was $117,432. Cost of revenues allocated to hardware and software re-sales was $105,710, of which $84,094 resulted from sales to related parties. Our sales to related parties are made at cost. Our re-sales of hardware and software to arm's length parties are generally included in sales of Dr. Bean. Our current practice is to allocate, as revenue attributable to those re-sales, an amount equal to the cost of hardware or software sold. The balance of the revenue is allocated to license revenue or services.

We did not realize any revenue from sales of software during the six month period ended June 30, 1999. Revenue from hardware and software re-sales was $36,324, all of which came from sales to related parties. Cost of revenues was also $36,324, in accordance with our policy re-selling hardware and software to related parties at cost. We previously reported revenue and cost of revenue equal to $134,369, all of which also came from sales to related parties. We have reduced both revenue and cost of revenues for the six month period ended June 30, 1999 by excluding certain related party sales in accordance with adjustments made at the 1999 year end.

Interest income increased from $2,631 for the six month period ended June 30, 1999 to $535,419 for the six month period ended June 30, 2000. The reason was higher cash balances held during the six month period ended June 30, 2000.

Owing to the large increase in our work force, expenses increased in virtually all categories from the six month period ended June 30, 1999 to the six month period ended June 30, 2000.

Sales and marketing expenses increased from $796,940 for the six month period ended June 30, 1999 to $6,970,195 for the six month period ended June 30, 2000. The principal factors which contributed to this increase included the following:

     (a) Salaries allocated to sales and marketing increased from $392,489 to $3,075,662.
     (b)  Trade show costs increased from $122,386 to $1,130,306.
     (c)  Travel costs increased from $69,801 to $645,607.
     (d)  Advertising costs increased from $15,980 to $181,918.

Research and development expenses increased from $623,242 for the six month period ended June 30, 1999 to $2,505,915 for the six month period ended June 30, 2000. Salaries allocated to research and development increased from $433,701 to $1,641,284. In addition, research and development expenses for the six month period ended June 30, 2000 included approximately $130,000 paid to Science Applications International Corp., principally for work done in developing telephony integration and "voice over Internet" features for our products. The payments to Science Applications International Corp. represented a departure from our past practice of conducting substantially all of our research and development through our own personnel. Research and development expenses are reported net of government grants, which totalled $3,427 for the six month period ended June 30, 2000 and $nil for the six month period ended June 30, 1999.

General and administrative expenses increased from $625,741 for the six month period ended June 30, 1999 to $1,663,619 for the six month period ended June 30, 2000. Several factors contributed to the increase. The principal factors were as follows.

     (a) Employee wages and benefits not allocated to other categories increased from $156,796 to $989,939, as a result of the increase in our workforce.
     (b) Professional fees increased from $267,212 to $466,904. Legal expenses increased from $170,496 to $211,502, principally as a result of costs relating to our financing activities and the establishment of our offshore subsidiaries. Accounting and auditing expenses increased from $96,279 to $152,243, principally as a result of costs incurred in the establishment of our offshore subsidiaries and as a result of the generally higher level of business activity within our company. These increases were offset in part by hiring corporate personnel to do some of the work previously done by professional firms.

     (c) During the six month period ended June 30, 2000 we recognized a foreign exchange gain of $553,368, compared to $15,021 for the six month period ended June 30, 1999. Our foreign exchange gains and losses result principally from adjusting entries made in respect of transactions recorded in Canadian dollars, but actually carried out in United States dollars, and from gains and losses we incur on short term financial instruments held in United States dollars.

Apart from the increase in our foreign exchange gain, the increase in our general and administrative expenses resulted principally from the substantial increase in our workforce and in the general level of our business activity.

For the quarter ended June 30, 2000, and for the comparable 1999 figures stated above, we have adopted a policy of allocating overhead expenses such as rent and amortization among different categories of expenses, such as sales and marketing or research and development. We previously reported all expenses of this nature as general and administrative. Total rent expenses increased from $125,875 for the period ended June 30, 1999 to $409,986 for the six month period ended June 30, 2000. This increase resulted from the additional office premises we have occupied. Total amortization charges increased from $134,705 to $348,256, principally as a result of amortization charges in respect of additional computer equipment we have purchased and additional office premises we have occupied.

For US GAAP purposes, we recorded a compensation expense of $12,441,726 for the six month period ended June 30, 2000, arising from the issuance of stock options at prices below the trading prices of our shares. The corresponding expense for the six month period ended June 30, 1999 $315,200.

4.  LIQUIDITY - PLAN OF OPERATION

From the time new management took control of our company in May 1995 up to July 31, 2000, we have raised in excess of $50 million in equity financing through private placements (including the exercise of warrants issued pursuant thereto) and the exercise of stock options. This includes approximately $26 million which we raised during the first half of 2000 through private placements, and through the exercise of outstanding share purchase warrants and incentive stock options. As at August 1, 2000, our cash balance is approximately $20 million.

During the first half of 2000 we have substantially expanded our work force, particularly in the United States, where our sales and marketing efforts are centered. Accordingly, we expect that for the balance of our present fiscal year, our rate of expenditure will be substantially higher than we have experienced in the past.

As at August 1, 2000 we have 77 employees or officers working in our offices in Vancouver and North Vancouver, British Columbia, as well a regional sales representative in Toronto, Ontario. Of our Canadian employees:

     (a) approximately half work in the development of our products or in running our internal systems;
     (b) approximately one third work in sales, customer support, and related areas; and
     (c)  the remainder work in executive or administrative positions.

Monthly salary costs in our Canadian offices are approximately $450,000 per month.

We currently operate from 10 different locations in the United States. Our head office in the United States is in Reston, Virginia, where we have 52 employees. We also have 6 employees stationed in Atlanta, 5 employees in Chicago, 4 employees in San Jose, 2 employees in New York, Indiana and Los Angeles, and one employee in each of, Dallas, Boston, Miami, and Denver. Over 50 of our United States employees have been hired subsequent to December 31, 1999. The large majority of our United States employees work in sales, customer service, and related areas. Our monthly salary costs in the United States are approximately $750,000 per month.

As a result of the increase in our work force, we have added to our office facilities. We have occupied new, larger premises for our Virginia head office, and we have leased premises in Atlanta, San Jose, Chicago, Los Angeles, and New York. Our sales representatives in other cities currently operate from private premises. Monthly rental costs for our existing premises, in both Canada and the United States, total approximately $125,000 per month. We may open additional regional sales offices during the balance of 2000, but we presently have no specific plans to do so.

We also expect that our general overhead and administrative expenses will be substantially higher during 2000 than we have experienced in the past. In total, we expect that our average monthly expenses during the balance of 2000 will be at least $2,250,000 per month. At our projected minimum expenditure rate of $2,250,000 per month, our present cash balance will be sufficient to pay ongoing cash expenses for the balance of 2000 and part of the first half of 2001. Our rate of expenditure may become substantially higher than $2,250,000 per month if we continue to expand our work force, or if we incur substantial advertising costs. Any decisions we make to continue expanding our work force, or to undertake substantial advertising, will be based on our financial resources and on customer response to Dr. Bean.

Investors are cautioned that that we cannot at present make accurate estimates of our future operating costs. Our rate of expenditure has increased substantially in the last few months, so that we have no historical data from which we can predict future expenses. In addition, we may continue to increase our expenditures, depending on our available resources and on customer response to Dr. Bean.

We plan to continue seeking additional capital financing during the balance of 2000. We will attempt to complete a substantial public offering, or to raise additional capital through private placements. However, as at the date of this report, we do not have specific plans for raising additional capital.

With the expansion of our United States work force, we have commenced our first substantial sales thrust for Dr. Bean. We expect that the generation of substantial sales revenue from Dr. Bean will mark our transition from a development stage company to an operating company. Historically, we have not had significant revenue. It is essential for us to generate substantial revenue from Dr. Bean in order to survive.

5.  ANNUAL GENERAL MEETING

We held our 2000 Annual General Meeting on June 28, 2000. Our incumbent directors were re-elected. Our 2000 Stock Option Plan received shareholder approval.

6.  STOCK OPTIONS

Effective April 20, 2000 we granted 4,912,000 stock options pursuant to our 2000 Stock Option Plan. All of the options have an exercise price of US$5.10. Recipients of the options included the following directors and executive officers.

          Jay Nussbaum               -           200,000 options
          Edward White               -            25,000 options
          Peter Kozicki              -            25,000 options
          Scott Friedlander          -         1,000,000 options
          John Wedel                 -           400,000 options

All of the stock options under our 2000 Stock Option Plan will be subject to vesting schedules. Rules of the Canadian Venture Exchange require that stock options granted pursuant to our 2000 Stock Option Plan vest no more quickly than:

     (a)  25% on the grant date;
     (b)  25% six months following the grant date;
     (c)  25% twelve months following the grant date; and
     (d)  25% eighteen months following the grant date.

Our 2000 Stock Option Plan authorizes the granting of 7,000,000 shares in total.

7.  ADDITIONAL LEASEHOLD PREMISES

          RESTON, VIGINIA

As a result of the increase in our Virginia workforce, we have moved our Virginia office to larger premises at 1810 Samuel Morse Drive, Reston, Virginia. The new premises consist of an office building with a rentable area of approximately 16,000 square feet. The term of the lease is 7.5 years, commencing April 14, 2000 and ending October 14, 2007. The rent commences at US $38,666.66 per month (US$464,00.00 per annum) and escalates by approximately 3% per year to US$47,555 per month (equivalent to US$570,661.42 per annum) during the final half year. We are also liable to pay the cost of all utilities delivered to the premises, and to pay the amount of any increase, over the 2000 base year, in the operating costs incurred by the landlord in respect of the premises. We have an option to renew the lease for an additional three years at rental rates which continue to escalate at approximately 3% per year. The landlord of the Reston premises is Reston L.L.C., an arm's length company.

          NORTH VANCOUVER

We have entered into an agreement, through Techwest Management Inc., to add another 2,000 square feet to our head office premises in North Vancouver, British Columbia. The lease term for the additional premises will be three years and three months, running from June 1, 2000 to August 31,

2003. Including operating costs, the rent for the additional space will begin at approximately $3,000 per month.

In addition, we have contracted for lease space in Atlanta, Chicago, San Jose, Los Angeles, Boston, and New York. Total monthly rental costs for these regional offices are approximately $25,000 per month.

8.  AGREEMENT WITH CYBERREP.COM

In July 2000 we entered into a License and Service Agreement with CyberRep.com, pursuant to which CyberRep.com will provide out-sourced call response services to users of Dr. Bean. Out-sourced call response services are intended for users of Dr. Bean who do not wish to incur the cost of employing CSR's themselves. Enquiries to the websites of those users can be routed to the facilities of CyberRep.com, where CyberRep.com personnel can respond to the enquiries, performing the same functions as a CSR employed by the Dr. Bean user. Our prospects for generating revenue through the sale of out-sourced call response services are contingent on generating significant sales of Dr. Bean.

9.  RELATED PARTY TRANSACTIONS

We continue to acquire legal services on an ongoing basis from Sutherland Johnston, a law firm in which Grant Sutherland, one of our directors, is a partner. These are routine legal services, provided in the ordinary course of business.

Otherwise, and except as disclosed above, we have not engaged in any material related party transactions during the period April 1, 2000 to August 28, 2000.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act of 1933. Forward-looking statements deal with our current plans, intentions, beliefs and expectations and statements of future economic performance. Statements containing terms like "believes," "does not believe," "plans," "expects," "intends," "estimates," "anticipates," and other phrases of similar meaning are considered to imply uncertainty and are forward-looking statements.

Forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results in future periods to differ materially from what is currently anticipated. You should read these cautionary statements as being applicable to all related forward-looking statements wherever they appear in this report.

We cannot guarantee our future results, levels of activity, performance or achievements. Neither we nor any other person assumes responsibility for the accuracy and completeness of these statements.

We are under no duty to update any of the forward-looking statements after the date of this report.

LIST OF DIRECTORS AT AUGUST 28, 2000

                                   OWEN JONES
                                  JAMES SPEROS
                                GRANT SUTHERLAND
                                  JAY NUSSBAUM
                                  EDWARD WHITE
                                  PETER KOZICKI

                                  SIGNATURES

Pursuant to the requirements of the SECURITIES EXCHANGE ACT OF 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                  Sideware Systems Inc.


                                                  "Grant Sutherland"

Date: August 30, 2000                             By: Grant Sutherland, Chairman